UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

GlobalOptions Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37946D209

(CUSIP Number)

Andrew M. Ray, Esq. Bingham McCutchen LLP 2020 K Street, NW Washington, DC 20006 202-373-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D dated October 29, 2007 (the “Schedule 13D”), as modified by an Amendment No. 1 thereto dated January 30, 2008 and by an Amendment No. 2 thereto dated July 13, 2009 (as so amended, the “Amended Schedule 13D”), filed by James Lee Witt (“Mr. Witt”) and James L. Witt Revocable Trust U/A/D 12/28/05 (“JLW Trust” and, together with Mr. Witt, the “Reporting Persons”), with respect to shares of the Common Stock, par value $0.001 per share (the “Shares”), of GlobalOptions Group, Inc. (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons are reevaluating the role they intend to play in connection with the Issuer. They intend to review their holdings on a continuous basis and, depending upon such factors as the price and availability of the Shares, developments affecting the Issuer and its subsidiaries, the business prospects of the Issuer and its subsidiaries, global and U.S. stock market and economic conditions, tax considerations, other investment and business opportunities available to the Reporting Persons, changes in law or governmental regulations and other factors deemed relevant by the Reporting Persons, the Reporting Persons may at any time determine to acquire additional Shares, sell all or part of their Shares, engage in a transaction or series of transactions involving a business combination with the Issuer or its subsidiaries, or engage in or participate in a transaction or series of transactions with the purpose or effect of otherwise influencing control over the Issuer.

Such transactions may take place at any time with or without prior notice and may include, without limitation: (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise, (iii) seeking a merger, asset purchase or sale, or other form of business combination involving the Issuer or its subsidiaries, (iv) seeking representation on the Issuer’s board of directors or other changes in the present board of directors or management of the Issuer, (v) making a tender offer or exchange offer for all or some of the outstanding Shares, (vi) waging a proxy contest for control of the Issuer’s board of directors, or (vii) taking other actions that could have the purpose or effect of directly or indirectly influencing control over the Issuer, in each case on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have recently engaged in discussions with other shareholders and members of senior management of the Issuer regarding matters relating to the business, operations, financial results and future plans of the Issuer and its subsidiaries and may engage in such discussions in the future. The Reporting Persons have engaged, and may in the future engage, legal, accounting and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings of shares.

Neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer, in light of market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

ITEM 7.	Material to be Filed as Exhibits

Joint Filing Agreement, dated November 21, 2007, by and between James Lee Witt and James L. Witt Revocable Trust U/A/D 12/28/05 (incorporated herein by reference from Exhibit 3 to the Schedule 13D, relating to the Shares of the Issuer, filed by the Reporting Persons with the SEC).

                SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 30, 2009

/s/ James Lee Witt

JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

                                                                                   By: /s/ James Lee Witt

                                                                                   Name: James Lee Witt
                                                                                   Title: Trustee